

Mail Stop 7010

June 4, 2007

Via U.S. mail and facsimile

Mr. Russell Greenberg
Executive Vice President and Chief Financial Officer
551 Fifth Avenue
New York, NY 10176

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the quarter ended March 31, 2007**
> **File No. 0-16469**

Dear Mr. Greenberg:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 37

2. Exchange Act Rule 13a-15(f) defines internal control over financial reporting, not disclosure controls and procedures. Therefore, please revise your disclosure regarding the Exchange Act definition of disclosure controls and procedures to reference Rule 13a-15(e).

Consolidated Financial Statements

Note 1 – The Company and its Significant Accounting Policies, page F7

3. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and administrative expenses line item.

4. Please disclose your accounting policies pertaining to package development costs associated with new products and redesigns of existing product packaging. If you do not expense these costs as incurred, please tell us the authoritative literature you relied upon to support your accounting treatment.

Note 1(g) – Inventories, page F8

5. Please disclose whether or not there are any actual and/or estimated amounts of general and administrative costs remaining in inventory at each balance sheet date. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

6. You disclose on page F9 that you have arrangements with customers to reimburse them for a portion of their advertising and promotional costs. Please revise to disclose how you account for these transactions, including how you considered the provisions of EITF 01-9 and which income statement line items which are affected by these arrangements. For each expense line item that is affected by these transactions, please disclose the related amounts included in that line item.

7. As a related matter, for all customer consideration costs, please revise your MD&A in future filings to disclose that your gross profit and gross margin may not be comparable to other companies to the extent that you exclude these costs as well as your shipping and handling costs from cost of sales and include them in selling, general and administrative expenses instead.

Note 2 – Material Definitive Agreements, F12

8. Please disclose the methods and assumptions used to determine the $1.7 million fair value of warrants granted to Gap in July 2005 and September 2006. In addition, please disclose which income statement line item is used to record amortization expense associated with the warrants.

9. It appears from your disclosures on page F12 that there are registration rights agreements associated with the warrants granted to Gap. Please disclose the financial statement impact associated with your adoption of FASB Staff Position EITF 00-19-2 and include the disclosures required by paragraph 12 of FSP EITF 00-19-2 in your next interim filing.

10. Please tell us what each of the intangible assets included in the table on page F13 represents and how you determined that they meet the definition of intangible assets as described in paragraph F1 of SFAS 142. For example, you disclose on page F12 that you recorded an up front royalty payment of approximately $23.4 million as a trademark intangible. Tell us how you determined that the up front royalty payments do not represent financial assets which should be classified as prepaid assets or other assets depending on the period over which they will be paid.

11. As a related matter, if you determine that your up front royalty payments represent prepaid assets or other assets, please revise your cash flow statements as necessary to reflect the acquisition and amortization of these assets within operating activities instead of investing activities. Refer to paragraphs 15-17 and 21-24 of SFAS 95.

12. We note from your disclosures that you are obligated under agreements with Burberry, Lanvin and possibly others to spend money on advertising their products. Please disclose the terms of these arrangements including how the required and/or minimum payments are calculated. If not already disclosed, please also include these payments in your contractual obligations table on page 34. Please also revise your contractual obligations table to disclose the assumptions used to calculated payments required by these arrangements.

Note 6 – Trademarks, Licenses and Other Intangible Assets, F14

13. Please disclose the weighted-average amortization period, in total and by major intangible asset class. Refer to paragraph 44 of SFAS 142.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2007

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 19

14. We note that you make reference to Rule 13a-14(c), which is where the previous definition of disclosure controls and procedures appeared. Please revise your future interim filings to reference the location of the current definition, which is Rule 13a-15(e).

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief